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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. --)*

Microfield Graphics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

59536W 10 4

(Cusip Number)

Steven M. Wright
1631 NW Thurman
Suite 310
Portland, Oregon 97209
503.419.3580

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 9, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59536W 10 4

1.	Name of Reporting Person: R. Patrick Hanlin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 666,085

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 666,085

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 666,085

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.7%

14.	Type of Reporting Person (See Instructions): IN

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Item 1. Security and Issuer

Issuer:	Microfield Graphics, Inc.
1631 NW Thurman, Suite 310
Portland, Oregon 97209
Title and Class of Security:	Common stock

Item 2. Identity and Background

(a)	Name:	R. Patrick Hanlin
(b)	Business Address:	7303 SE Lake Road
Portland, Oregon 97267
(c)	Present Principal
Occupation
	or employment:	LiveBridge, Inc.
President/CEO
7303 SE Lake Road
Portland, Oregon 97267
(d)	Criminal Conviction:	None
(e)	Civil securities violation:	None
(f)	Citizenship:	USA

Item 3. Source and Amount of Funds

               Mr. Hanlin purchased 192,308 shares of common stock in Microfield Graphics, Inc. pursuant to the terms of a private placement transaction. The per share purchase price was $0.26 and included the issuance of 19,231 warrants exercisable at a price of $0.40 per share. The warrants expire April 9, 2006. Mr. Hanlin used personal funds to acquire the shares.

Item 4. Purpose of the transaction:

               To raise operating capital for Microfield Graphics. Inc.

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Item 5. Interest in Securities of the Issuer:

(a)	666,085 shares equaling 8.7% of the common stock outstanding of Microfield Graphics, Inc. The total number of outstanding shares of Microfield Graphics, Inc., is 7,273,207 shares (which does not include 951,445 shares of common stock issued in the name of Microfield Graphics, Inc., and pledged as security for the redemption of those shares). 19,231 warrants are included in the number of shares owned which are convertible into 19,231 shares of common stock. The purchase price is $ .40 per share. The warrants expire 4/9/06.
(b)	666,085
(c)	None
(d)	None
(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

               None

Item 7. Material to be Filed as Exhibits

               None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 2003

/s/ R. Patrick Hanlin

R. Patrick Hanlin

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